TELUS International (Cda) Inc.

Floor 7, 510 West Georgia Street

Vancouver, BC V6B OM3

Canada

January 29, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Mitchell Austin, Kathleen Collins, Eiko Yaoita Pyles, and Jan Woo

RE:	TELUS International (Cda) Inc.
Registration Statement on Form F-1
File No. 333-251993
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), TELUS International (Cda) Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, will be declared effective under the Securities Act at 4:00 p.m. Eastern Daylight Time on February 2, 2021, or as soon thereafter as is practicable, or such other time as the Company or its outside counsel, Shearman & Sterling LLP, may request by telephone that such Registration Statement be declared effective.

We request that we be notified of such effectiveness by a telephone call to Lona Nallengara of Shearman & Sterling LLP at (212) 848-8414 and that such effectiveness also be confirmed in writing.

Very truly yours,

TELUS International (Cda) Inc.

/s/ Vanessa Kanu
By:	Vanessa Kanu
Title:	Chief Financial Officer

cc:	Lona Nallengara, Esq.
Jason Lehner, Esq.
Shearman & Sterling LLP